

August 21, 2013

Jun Wang
Chief Financial Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor, Building B, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

      Re: **Tianli Agritech, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed March 14, 2013
              File No. 001-34799

Dear Mr. Wang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ David R. Humphrey

              David R. Humphrey
              Accounting Branch Chief